SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            GP Strategies Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    36225V104
                                 (CUSIP Number)

                                Jerome I. Feldman
                          c/o GP Strategies Corporation
                         9 West 57th Street, Suite 4170
                            New York, New York 10019
                                 (212) 230-9508
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                    Copy to:

                             Robert J. Hasday, Esq.
                          Duane, Morris & Heckscher LLP
                              380 Lexington Avenue
                            New York, New York 10168
                                 (212) 692-1010

                                 October 6, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Item 1.       Security and Issuer

              The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of GP Strategies Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 9 West 57th Street, Suite 4170, New York, New York 10019. This statement constitutes Amendment No. 2 ("Amendment No. 2") to a
Schedule 13D, dated September 10, 1999 (the "Schedule 13D"), of Jerome I. Feldman, Scott N. Greenberg, John C. McAuliffe, John Moran, and Douglas Sharp. Except as amended hereby and in the other amendment hereto, the statements in the Schedule 13D remain unchanged. Unless otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Schedule 13D.

Item 4.       Purpose of Transaction

              Item 4 of the Schedule 13D is hereby amended to add the following information:

              On October 6, 1999, the Board of Directors of the Company, based in part on the unanimous recommendation of the Special Negotiating Committee of the Board, approved a merger with VS&A, in which the holders of outstanding shares of Common Stock and Class B Stock of the Company will receive $13.75 per share (which includes $.01 per share to be paid upon redemption of the associated rights), payable in cash upon consummation of the merger.

              The Company, VS&A, and certain affiliates of VS&A have executed a definitive merger agreement, which is filed as Exhibit 10 hereto. The merger is subject to a number of conditions, including the approval of the stockholders of the Company, and there can be no assurances that the merger, or any other transaction, will be consummated at the prices contained in the merger agreement or at all.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              On October 6, 1999, the Stockholders Agreement was amended. Amendment No. 1 to the Stockholders Agreement is filed as Exhibit 11 hereto.

Item 7.       Material to be Filed as Exhibits

              Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit 10. Agreement and Plan of Merger, dated as of October 6, 1999, by and among the Company, VS&A Communications Partners III, L.P., a Delaware limited partnership, VS&A-GP, L.L.C., a Delaware limited liability company, and VS&A-GP Acquisition, Inc., a Delaware corporation. Incorporated by reference to
              Exhibit 1 of the Current Report on Form 8-K of the Company (Date of Report: October 6, 1999).

Exhibit 11.   Amendment No. 1, dated October 6, 1999, to Stockholders
              Agreement, dated August 31, 1999, among VS&A Communications Partners III, L.P., Jerome I. Feldman, Scott N. Greenberg, John C. McAuliffe, John Moran, and Douglas Sharp.

                                   SIGNATURES


                  After reasonable inquiry and to the best of the knowledge and belief of each person set forth below, each such person certifies that the information set forth in this statement is true, complete and correct.

         Signature                        Date

     Jerome I. Feldman*             October 7, 1999

     Scott N. Greenberg*            October 7, 1999

     John McAuliffe*                October 7, 1999

     John Moran*                    October 7, 1999

     Douglas Sharp*                 October 7, 1999


                                   *By:_________________________________
                                       Jerome I. Feldman, Attorney-in-Fact





----------------------------
o A power of attorney authorizing Jerome I. Feldman to sign any and all amendments to the Schedule 13D on behalf of such persons was included in the Schedule 13D.

                                                               Exhibit 11

                               Amendment No. 1 to

            AGREEMENT WITH STOCKHOLDERS of GP STRATEGIES CORPORATION

                                 October 6, 1999

         The agreement entitled "Agreement With Stockholders of GP Strategies Corporation," dated August 31, 1999, among VS&A Communications Partners III, L.P., a Delaware limited partnership ("VS&A"), and Jerome Feldman, Scott Greenberg, John McAuliffe, John Moran, and Douglas Sharp (the "Stockholders Agreement"), is amended as follows:

         1.       Section 1(d) is amended as follows:

                  (i) The heading of section 1(d) is amended to read as follows:

                      "(d) Cancellation of Certain Options; Exercise of Other Options."

                  (ii) The following sentence is inserted before the first sentence of section 1(d):

                           "Immediately prior to the consummation of the Merger, all of the options held as of October 1, 1999 by Messrs. Feldman, Greenberg, McAuliffe, Moran and Sharp pursuant to the Employment Agreements dated as of June 1, 1999 between Mr. Feldman and the Company and the respective Employment Agreements dated July 1, 1999 between the Company and Messrs. Greenberg, McAuliffe, Moran and Sharp (i.e., options held by Mr Feldman to purchase 53,623 shares and options held by each of the other Stockholders to purchase 100,000 shares) shall be canceled, and each of the Stockholders shall execute and deliver all such documents as VS&A reasonably may determine to be necessary or advisable to effect the cancellation and to confirm that the Company shall have no further obligation with respect to the Canceled Options.

                  (iii) The second  sentence  (previously the first sentence) of section 1(d) is amended to read as follows:

                           the record date to be set forth in the Merger Agreement for determining the holders of outstanding shares of the Company's Common Stock, each of the Stockholders, provided that he has received the loan described in the next sentence, shall exercise all of the then exercisable options (other than the options to be canceled in accordance with the preceding sentence) he holds for the purchase of any shares of either Common Stock or Class B Capital Stock of the Company; provided however that, Messrs. McAuliffe, Moran and Sharp shall not be required to exercise their options unless prior to the record date the Company has received an Acquisition Proposal from a third party or a third party has expressed its intention orally or in writing to the Company or to any of its officers or directors, or in an SEC filing, or otherwise, to make an Acquisition Proposal."

         2. Section 1(f) is amended to read as follows:

                  "(f)     Exchange of Shares for Shares of the LLC.

                           Immediately prior to the Merger, each of the Stockholders other than Mr. Feldman shall contribute to the LLC all of the shares of the Company's Common Stock and Class B Capital Stock then held of record or beneficially by him, including the shares acquired upon exercise of options, and Mr. Feldman shall contribute to the LLC a portion determined by him of the shares of the Company's Common Stock and Class B Capital Stock then held of record or beneficially by him, including the shares acquired upon exercise of options, but not less than the number of such shares that represent 60% of the value of all of such shares, and each of the Stockholders shall be entitled to receive in exchange for those shares a membership interest in the LLC in the proportion that the value of the shares contributed by that Stockholder (based on the price paid for shares of that class upon consummation of the Merger) bears to the total equity of the LLC. "

         3. Section 5 is amended to read as follows:

                           "5.      Term.

                           This agreement shall continue in effect until the earliest of (a) consummation of the Merger pursuant to the Merger Agreement, and (b) August 31, 2000. If, however, at any time after execution and delivery of the Merger Agreement either party terminates the Merger Agreement and the Stockholders have not materially breached any of their obligations under Sections 1 and 3 of this agreement, this agreement shall thereupon terminate. The termination of this agreement pursuant to this provision shall not relieve any party of liability for any prior breach of its or his obligations under this agreement."

                  Except  as  expressly   provided  above,   the  terms  of  the
Stockholders Agreement shall remain in full force and effect.


                                      VS&A COMMUNICATIONS PARTNERS III, L.P.

___________________________           By: VS&A Equities III, L.L.C.,its general
Jerome Feldman                            partner

                                      By: _________________________
                                          Jeffrey T. Stevenson, President and
___________________________               Senior Managing Member
John McAuliffe

----------------------------              ----------------------------
Scott Greenberg                           Douglas Sharp

-------------------------
John Moran